UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Auna S.A.

(Name of Issuer)

Class A Ordinary Shares, nominal value US$0.01 per share

(Title of Class of Securities)

L0415A 103

(CUSIP Number)

April 5, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0415A 103	Page 2 of 10

1	NAMES OF REPORTING PERSONS
Grupo Angeles Servicios de Salud, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,425,434

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,425,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,425,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The calculation assumes that there is a total of 30,000,000 Class A Shares (as defined below) outstanding as of March 21, 2024, as reported in the prospectus dated March 21, 2024 filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “SEC”) on March 25, 2024 pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended (the “Final Prospectus”).

CUSIP No. L0415A 103	Page 3 of 10

1	NAMES OF REPORTING PERSONS
Grupo Empresarial Angeles, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,425,434

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,425,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,425,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(2) The calculation assumes that there is a total of 30,000,000 Class A Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 4 of 10

1	NAMES OF REPORTING PERSONS
Corpvaza, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b )☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,425,434

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,425,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,425,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(3) The calculation assumes that there is a total of 30,000,000 Class A Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 5 of 10

1	NAMES OF REPORTING PERSONS
Mr. Olegario Vázquez Aldir

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,425,434

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,425,434

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,425,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.1% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(4) The calculation assumes that there is a total of 30,000,000 Class A Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 6 of 10

Item 1(a).	Name of Issuer:

Auna S.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

46A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg

Item 2(a).	Name of Person Filing

This Schedule 13G is being filed on behalf of the following:

i.	Grupo Angeles Servicios de Salud, S.A. de C.V. (“GASS”);
ii.	Grupo Empresarial Angeles, S.A. de C.V. (“GEA”);
iii.	Corpvaza, S.A. de C.V. (“Corpvaza”); and
iv.	Mr. Olegario Vázquez Aldir (“Mr. Vázquez Aldir”).

GASS, GEA, Corpvaza and Mr. Vázquez Aldir are collectively referred to as the “Reporting Persons.” Mr. Vázquez Aldir directly controls Corpvaza, which controls GEA, which is the parent company of GASS, the direct holder of the securities of the Issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700.

Item 2(c).	Citizenship:

The Reporting Persons are citizens or incorporated under the laws of the United Mexican States.

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, nominal value US$0.01 per share (the “Class A Shares”)

Item 2(e).	CUSIP Number:

L0415A 103

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. L0415A 103	Page 7 of 10

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of April 12, 2024, the Reporting Persons may be deemed to beneficially own 2,425,434 Class A Shares held directly by GASS.

Item 4(b).	Percent of Class:

As of April 12, 2024, the Reporting Persons may be deemed to beneficially own approximately 8.1% of Class A Shares outstanding. This percentage is based on 30,000,000 Class A Shares outstanding as of March 21, 2024, as reported by the Issuer in the Final Prospectus.

Item 4(c).	Number of Shares as to which such person has:

(a) Amount Beneficially Owned:
See responses to Item 9 on each cover page.

(b) Percent of Class:
See responses to Item 11 on each cover page.

(c) Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or to Direct the Vote:
See responses to Item 5 on each cover page.

(ii) Shared Power to Vote or to Direct the Vote:
See responses to Item 6 on each cover page.

(iii) Sole Power to Dispose or to Direct the Disposition of:
See responses to Item 7 on each cover page.

(iv) Shared Power to Dispose or to Direct the Disposition of:
See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

As of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities: ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. L0415A 103	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2024

Grupo Angeles Servicios de Salud, S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Grupo Empresarial Angeles, S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Corpvaza S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Olegario Vázquez Aldir

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement
Exhibit 2	Power of Attorney